SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                           Cabot Oil & Gas Corporation
                          ______________________________
                                (Name of Issuer)

                      Class A Common Stock, $.10 Par Value
                     ______________________________________
                         (Title of Class of Securities)


                                    127097103
                                ________________
                                 (CUSIP Number)

                                   May 4, 1999
                                 ______________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [x]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No. 127097103                                           Page 2 of 10 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Louis M. Bacon

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [ ]
3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,578,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,578,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,578,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                           [ ]
11       Percent of Class Represented By Amount in Row (9)

                                    6.3%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 127097103                                           Page 3 of 10 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Moore Capital Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [ ]
3        SEC Use Only

4        Citizenship or Place of Organization

                  Connecticut

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,325,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,325,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,325,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.3%

12       Type of Reporting Person*

                  CO, IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages


Item 1(a)         Name of Issuer:

                  Cabot Oil & Gas Corporation (the "Company").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  15375 Memorial Drive
                  Houston, Texas   77079

Item 2(a)         Name of Person Filing:

                  The Statement is being filed by (1) Moore Capital Management, Inc. ("MCM") and (2) Louis M. Bacon ("Mr. Bacon", together with MCM, the "Reporting Persons"), in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of MCM and (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA").

                  MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to Moore Global Investments, Ltd. ("MGI"), a non- U.S. investment company incorporated in the Bahamas, and other investment funds (the "Other Funds"). MCA, a registered commodity trading advisor and commodity pool operator, serves as general partner and discretionary investment manager to a U.S. partnership, Remington Investment Strategies, L.P. ("RIS"). The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity of Chairman and Chief Executive Officer of such entities. In this capacity, Mr. Bacon may be deemed to be the beneficial owner of the shares of Common Stock (as defined) which are the subject of this statement held for the account of MGI, for the account of the Other Funds, and for the account of RIS.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The principal business offices of MCM and Mr. Bacon are located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)         Citizenship:

                  i)   MCM is a Connecticut corporation; and

                  ii)  Mr. Bacon is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, par value $.10 per share (the "Shares") of the Company.

                                                              Page 5 of 10 Pages



Item 2(e)         CUSIP Number:

                  127097103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of May 14, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Mr. Bacon may be deemed the beneficial owner of 1,578,000 Shares. This number consists of (A) the 1,325,500 Shares held for the accounts of MGI and the Other Funds and (B) the 252,500 Shares held for the account of RIS.

                  (ii) MCM may be deemed the beneficial owner of the 1,325,500 Shares held for the accounts of MGI and the Other Funds.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which Mr. Bacon may be deemed to be the beneficial owner constitutes approximately 6.3% of the total number of Shares outstanding.

                  (ii) The number of Shares of which MCM may be deemed to be the beneficial owner constitutes approximately 5.3% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     Mr. Bacon:
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,578,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,578,000

                                                              Page 6 of 10 Pages


     MCM:
     ---

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,325,500

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,325,500

Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

         (i) The shareholders of MGI and the Other Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held for their respective accounts in accordance with their respective ownership interests in such accounts.

         (ii) The partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by RIS in accordance with their partnership interests in RIS.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 7 of 10 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 14, 1998                     LOUIS M. BACON


                                        By:  /s/ STEPHEN R. NELSON
                                             -----------------------------------
                                             Name:    Stephen R. Nelson
                                             Title:   Attorney-in-Fact


                                        MOORE CAPITAL MANAGEMENT,INC.



                                        By:  /s/ STEPHEN R. NELSON
                                             -----------------------------------
                                             Name:    Stephen R. Nelson
                                             Title:   Attorney-in-Fact

                                                              Page 8 of 10 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint Filing  Agreement dated May 14, 1999 by and between
         Louis M. Bacon and Moore Capital Management..............             9

B.       Power of Attorney  dated  November  28,  1997  granted by
         Louis  M.  Bacon in favor  M.  Elaine  Crocker,  Kevin F.
         Shannon and Stephen R. Nelson............................            10